UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2005

Commission File No. 0-51019

ACCELRATE POWER SYSTEMS INC.

Registrant's Name

#1370, 1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated July 26th, 2005

99.2

Form 51-102F3 – Material Change Report – News Release dated June 30th, 2005

99.3

Form 51-102F3 – Material Change Report – News Release dated July 26th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACCELRATE POWER SYSTEMS INC.

(Registrant)

By

/s/ Reimar Koch

Reimar Koch,

President

Date     August 3rd, 2005